UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (Amendment No. 2)


      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-
          1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                   Syms Corp.
                                   ----------
                                (Name of Issuer)

                     Common Stock, par value $0.05 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    871551107
                                    ---------
                                 (CUSIP Number)


                            Mr. James A. Mitarotonda
                  c/o Barington Companies Equity Partners, L.P.
                         888 Seventh Avenue, 17th Floor
                               New York, NY 10019
                                 (212) 974-5700
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                 March 16, 2006
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                  SCHEDULE 13D

CUSIP No. 871551107
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Barington Companies Equity Partners, L.P.                 13-4088890
_____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS          WC
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                         |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                     263,332
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        263,332
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              none
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    263,332
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    1.76%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    PN
______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 871551107
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Barington Companies Investors, LLC                       13-4126527
_____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS          OO
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                            |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                     263,332
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        263,332
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              none
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    263,332
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                            |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    1.76%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    OO
______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 871551107
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Barington Companies Offshore Fund, Ltd. (BVI)
_____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS          WC
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                        |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  British Virgin Islands
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                     199,110
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        199,110
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              none
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    199,110
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    1.33%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    OO
______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 871551107
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Barington Investments, L.P.                              20-2871525
_____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS          WC
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                         |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                     115,197
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        115,197
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              none
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    115,197
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                              |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    0.77%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    PN
______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 871551107
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Barington Companies Advisors, LLC                         20-0327470
_____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS          OO
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                        |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                     314,307
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        314,307
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              none
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    314,307
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                             |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    2.10%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    IA, OO
______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 871551107
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Barington Capital Group, L.P.                            13-3635132
_____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS          OO
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                         |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                     577,639
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        577,639
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                                    none
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    577,639
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                          |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    3.87%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    PN
______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 871551107
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            LNA Capital Corp.                                        13-3635168
_____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS          OO
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                       |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                     577,639
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        577,639
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              none
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    577,639
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                         |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    3.87%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    CO
______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 871551107
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            James Mitarotonda
_____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS          OO
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                       |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                     577,639
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        577,639
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              none
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    577,639
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                            |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    3.87%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    IN
______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 871551107
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Parche, LLC                                              20-0870632
_____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS          WC
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                        |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                     90,323
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        90,323
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              none
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    90,323
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                              |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    0.60%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    OO
______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 871551107
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Starboard Value & Opportunity Fund, LLC                   37-1484524
_____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS          WC
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                        |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                     455,453
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        455,453
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              none
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    455,453
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                             |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    3.05%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    OO
______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 871551107
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Admiral Advisors, LLC                                    37-1484525
_____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS          OO
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                        |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                     545,776
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        545,776
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              none
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    545,776
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                             |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    3.65%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                             IA, OO
______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 871551107
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Ramius Capital Group, LLC                                 13-3937658
_____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS          OO
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                       |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                     545,776
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        545,776
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              none
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    545,776
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                        |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    3.65%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    IA, OO
______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 871551107
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            C4S & Co., LLC                                          13-3946794
_____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS          OO
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                        |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                     545,776
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        545,776
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              none
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    545,776
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                            |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    3.65%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    OO
______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 871551107
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Peter A. Cohen
_____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS          OO
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                         |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                     none
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      545,776
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        none
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              545,776
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    545,776
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                            |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    3.65%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    IN
______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 871551107
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Morgan B. Stark
_____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS          OO
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                        |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                     none
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      545,776
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        none
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              545,776
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    545,776
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                            |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    3.65%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    IN
______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 871551107
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Jeffrey M. Solomon
_____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS          OO
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                         |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                     none
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      545,776
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        none
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              545,776
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    545,776
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                         |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    3.65%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    IN
______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 871551107
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Thomas W. Strauss
_____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS          OO
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                      |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                     none
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      545,776
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        none
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              545,776
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    545,776
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                            |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    3.65%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    IN
______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 871551107
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Millenco, L.P.                                            13-3532932
_____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                            (b) [x]
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS          WC
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                               [x]
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                     none
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        none
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              none
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    none
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                         |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    0.0%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    PN, BD
______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 871551107
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Millennium Management, L.L.C.                           13-3804139
_____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                            (b) [x]
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS          OO
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                              [x]
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                     none
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        none
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              none
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    none
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                              |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    0.0%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    OO
______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 871551107
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Israel A. Englander
_____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                            (b) [x]
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS          OO
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                           [x]
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                     none
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        none
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              none
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    none
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                              |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    0.0%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    IN
______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 871551107
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            RJG Capital Partners, L.P.                               20-0133443
_____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS          WC
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                         |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                     1,900
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        1,900
WITH              ____________________________________________________________
                       10)    SHARED DISPOSITIVE POWER
                              none
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,900
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                            |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    0.01%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    PN
______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 871551107
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            RJG Capital Management, LLC                              20-0027325
_____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS          OO
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                        |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                     1,900
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        1,900
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              none
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,900
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                              |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    0.01%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    OO
______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 871551107
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Ronald Gross
_____________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
______________________________________________________________________________
3)    SEC USE ONLY
______________________________________________________________________________
4)    SOURCE OF FUNDS          OO
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                        |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
______________________________________________________________________________
                        7)    SOLE VOTING POWER
NUMBER OF                     1,900
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        1,900
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              none
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,900
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                           |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    0.01%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
                                    IN
______________________________________________________________________________

      This Amendment No. 2 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on July 6, 2004, as amended by that certain Amendment No. 1 filed on April 29, 2005 (together, the "Statement"), by and on behalf of Barington Companies Equity Partners, L.P. and others with respect to the common stock, par value $0.05 per share (the "Common Stock"), of Syms Corp., a New Jersey corporation (the "Company"). The principal executive offices of the Company are located at Syms Way, Secaucus, New Jersey 07094.

Item 2.     Identity and Background.

      Item 2(a)-(c) of the Statement is hereby amended and restated as follows:

      (a) - (c) This Statement is being filed by Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Companies Offshore Fund, Ltd. (BVI), Barington Investments, L.P., Barington Companies Advisors, LLC, Barington Capital Group, L.P., LNA Capital Corp., James Mitarotonda, Parche, LLC, Starboard Value & Opportunity Fund, LLC, Admiral Advisors, LLC, Ramius Capital Group, LLC, C4S & Co., LLC, Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon, Thomas W. Strauss, RJG Capital Partners, L.P., RJG Capital Management, LLC and Ronald Gross (each, a "Reporting Entity" and, collectively, the "Reporting Entities"). This Statement is also being filed by Millenco, L.P., Millennium Management, L.L.C. and Israel A. Englander.

      As a result of the transaction described in Item 3 below, Millenco, L.P., Millennium Management, L.L.C. and Israel A. Englander are no longer beneficial owners of Common Stock of the Company and will no longer be a party to any further Schedule 13D filings by the Reporting Entities.

      As of the date of this Amendment No. 2, the Reporting Entities are the beneficial owners of, in the aggregate, 1,125,315 shares of Common Stock, representing approximately 7.54% of the shares of Common Stock presently outstanding.

      Barington Companies Equity Partners, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      Barington Companies Offshore Fund, Ltd. (BVI) is a limited company organized under the laws of the British Virgin Islands formed to engage in the business of acquiring, holding and disposing of investments in various companies.

The address of the principal business and principal office of Barington Companies Offshore Fund, Ltd. (BVI) is c/o Bison Financial Services LTD, Bison Court Road Town, Tortola, British Virgin Islands. The officers and directors of Barington Companies Offshore Fund, Ltd. (BVI) and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference in this Item 2.

      Barington Investments, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Investments, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019. The general partner of Barington Investments, L.P. is Barington Companies Advisors, LLC.

      The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC. Barington Companies Investors, LLC is a Delaware limited liability company formed to be the general partner of Barington Companies Equity Partners, L.P. The address of the principal business and principal office of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the Managing Member of Barington Companies Investors, LLC. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      Barington Companies Investors, LLC is a majority-owned subsidiary of Barington Capital Group, L.P. Barington Capital Group, L.P. is a New York limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Capital Group, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      Barington Capital Group, L.P. is also the Managing Member of Barington Companies Advisors, LLC, the investment advisor of Barington Companies Offshore Fund, Ltd. (BVI), which has voting power with respect to the shares owned by Barington Companies Offshore Fund, Ltd. (BVI). Barington Companies Advisors, LLC is a Delaware limited liability company formed to be the investment advisor of Barington Companies Offshore Fund, Ltd. (BVI). The address of the principal business and principal office of Barington Companies Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      The general partner of Barington Capital Group, L.P. is LNA Capital Corp. LNA Capital Corp. is a Delaware corporation formed to be the general partner of Barington Capital Group, L.P. The address of the principal business and principal office of LNA Capital Corp. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the sole stockholder and director of LNA Capital Corp. The officers of LNA and their principal occupations and business addresses are set forth on Schedule II and incorporated by reference in this Item 2.

      Each of Starboard Value & Opportunity Fund, LLC and Parche, LLC is a Delaware limited liability company formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. The address of the principal business and principal office of Starboard Value & Opportunity Fund, LLC and Parche, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

      The Managing Member of each of Starboard Value & Opportunity Fund, LLC and Parche, LLC is Admiral Advisors, LLC, a Delaware limited liability company formed to be the managing member of Starboard Value & Opportunity Fund, LLC and Parche, LLC. The address of the principal business and principal office of Admiral Advisors, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

      The sole member of Admiral Advisors, LLC is Ramius Capital Group, LLC. Ramius Capital Group, LLC is a Delaware limited liability company that is engaged in money management and investment advisory services for third parties and proprietary accounts. The address of the principal business and principal office of Ramius Capital Group, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. The Managing Member of Ramius Capital Group, LLC is C4S & Co., LLC, a Delaware limited liability company formed to be the managing member of Ramius Capital Group, LLC. The address of the principal business and principal office of C4S & Co., LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. Each of Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss is a Managing Member of C4S & Co., LLC. The business address of each of Messrs. Cohen, Stark, Solomon and Strauss is 666 Third Avenue, 26th Floor, New York, New York 10017.

      RJG Capital Partners, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of RJG Capital Partners, L.P. is 11517 West Hill Drive, North Bethesda, Maryland 20852.

      The general partner of RJG Capital Partners, L.P. is RJG Capital Management, LLC. RJG Capital Management, LLC is a Delaware limited liability company formed to be the general partner of RJG Capital Partners, L.P. The address of the principal business and principal office of RJG Capital Management, LLC is 11517 West Hill Drive, North Bethesda, Maryland 20852. Ronald Gross is the Managing Member of RJG Capital Management, LLC. The business address of Mr. Gross is c/o RJG Capital Management, LLC, 11517 West Hill Drive, North Bethesda, Maryland 20852.

      Item 2(e) of the Statement is hereby amended and supplemented as follows:

      (e) As a result of the transaction described in Item 3 below, Millenco, L.P., Millennium Management, L.L.C. and Israel A. Englander are no longer beneficial owners of Common Stock of the Company and will no longer be parties to any further Schedule 13D filings by the Reporting Entities. However, on December 1, 2005, Millennium Management L.L.C. and Mr. Englander, together with Millennium Partners, L.P. and certain related persons and entities, entered into settlements with the Securities and Exchange Commission ("SEC") and the Attorney General of the State of New York (the "NYAG") relating to allegations that Millennium Partners, L.P. had engaged in a pattern of deceptive "market timing" of mutual fund shares in years prior to 2004 and, in the case of the settlement with the NYAG only, had failed to take adequate steps to prevent a trader from engaging in mutual fund "late trading" in violation of firm policy. The parties neither admitted nor denied the allegations or findings (except as to jurisdiction) but consented to the entry of findings. The SEC proceedings are In the Matter of Millennium Partners, L.P., et al. Securities Act Release No. 8639 (December 1, 2005), available at www.sec.gov. Contemporaneously, the NYAG issued an Assurance of Discontinuance relating to the claims and findings of that office. None of such Reporting Persons nor any other party admitted or denied any of the allegations or findings in these matters. The remedies included disgorgement by the entities of approximately $148 million of mutual fund trading profits, civil penalties aggregating approximately $32.15 million (with approximately $30 million being paid by Mr. Englander), an administrative order to cease and desist from violations of the antifraud provisions of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and prophylactic relief.

      Item 2(f) of the Statement is hereby amended and restated as follows:

      (f) Each natural person identified in Item 2 is a citizen of the United States, other than Graham Cook, a director of Barington Companies Offshore Fund, Ltd. (BVI), who is a citizen of the United Kingdom.

Item 3.     Source and Amount of Funds or Other Consideration.

      The information contained in Item 3 of the Statement is hereby amended and supplemented by adding the following:

      On March 16, 2006, Millenco, L.P. sold an aggregate of 115,197 shares of Common Stock to Barington Investments, L.P. at a price of $15.43 per share. The amount of funds expended by Barington Investments, L.P. for such purchase was approximately $1,777,489.71. The purchase of Common Stock described above was effected at the market price of the Company's Common Stock on the Nasdaq National Market.

      In addition to the transaction described above, since the filing of the Statement, the Reporting Entities purchased in open market transactions an aggregate of 140,400 shares of Common Stock. The amount of funds expended for such purchases was approximately $80,882.68 by Barington Companies Equity Partners, L.P., $1,599,499.31 by Barington Companies Offshore Fund Ltd. (BVI) and $384,544.71 on behalf of Millenco, L.P.

      All such purchases effectuated by a Reporting Entity since the filing of the Statement are described in Schedule III attached hereto. All such purchases of Common Stock were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 5.     Interest in Securities of the Issuer.

      Items 5(a) and (b) of the Statement are hereby amended and restated as follows:

      (a) As of the date of this Amendment No. 2, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 263,332 shares of Common Stock, representing approximately 1.76% of the shares of Common Stock presently outstanding based upon the 14,933,587 shares of Common Stock reported by the Company to be issued and outstanding as of December 30, 2005 in its Form 10-Q filed with the Securities and Exchange Commission on January 5, 2006 (the "Issued and Outstanding Shares"). As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 263,332 shares of Common Stock owned by Barington Companies Equity Partners, L.P.

      As of the date of this Amendment No. 2, Barington Companies Offshore Fund, Ltd. (BVI) beneficially owns 199,110 shares of Common Stock, constituting approximately 1.33% of the Issued and Outstanding Shares. As of the date of this Amendment No. 2, Barington Investments, L.P. beneficially owns 115,197 shares of Common Stock, constituting approximately 0.77% of the Issued and Outstanding Shares. As the investment advisor to

Barington Companies Offshore Fund, Ltd. (BVI) and the general partner of Barington Investments, L.P., Barington Companies Advisors, LLC may be deemed to beneficially own the 199,110 shares of Common Stock owned by Barington Companies Offshore Fund, Ltd. (BVI) and the 115,197 shares of Common Stock owned by Barington Investments, L.P., representing an aggregate of 314,307 shares, constituting approximately 2.10% of the Issued and Outstanding Shares. As the Managing Member of Barington Companies Advisors, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 115,197 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 199,110 shares of Common Stock owned by Barington Companies Offshore Fund, Ltd. (BVI). As the majority member of Barington Companies Investors, LLC, Barington Capital Group, L.P. may also be deemed to beneficially own the 263,332 shares of Common Stock owned by Barington Companies Equity Partners, L.P., representing an aggregate of 577,639 shares, constituting approximately 3.87% of the Issued and Outstanding Shares. As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 263,332 shares owned by Barington Companies Equity Partners, L.P., the 115,197 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 199,110 shares owned by Barington Companies Offshore Fund, Ltd. (BVI), representing an aggregate of 577,639 shares, constituting approximately 3.87% of the Issued and Outstanding Shares. As the sole stockholder and director of LNA Capital Corp., Mr. Mitarotonda may be deemed to beneficially own the 263,332 shares owned by Barington Companies Equity Partners, L.P., the 115,197 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 199,110 shares owned by Barington Companies Offshore Fund, Ltd. (BVI), representing an aggregate of 577,639 shares, constituting approximately 3.87% of the Issued and Outstanding Shares. Mr. Mitarotonda has sole voting and dispositive power with respect to the 263,332 shares owned by Barington Companies Equity Partners, L.P., the 115,197 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 199,110 shares owned by Barington Companies Offshore Fund, Ltd. (BVI). Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

      As of the date of this Amendment No. 2, each of Parche, LLC and Starboard Value & Opportunity Fund, LLC beneficially own 90,323 and 455,453 shares, respectively, of Common Stock, constituting approximately 0.60% and 3.05%, respectively, of the Issued and Outstanding Shares. As the Managing Member of each of Parche, LLC and Starboard Value & Opportunity Fund, LLC, Admiral Advisors, LLC may be deemed to beneficially own the 90,323 shares and the 455,453 shares, respectively, of Common Stock owned by Parche, LLC and Starboard Value & Opportunity Fund, LLC, representing an aggregate of 545,776 shares, constituting approximately 3.65% of the Issued and Outstanding Shares. As the sole member of Admiral Advisors, LLC, Ramius Capital Group, LLC may be deemed to beneficially own the 90,323 shares and the 455,453 shares, respectively, of Common Stock owned by Parche, LLC and Starboard Value & Opportunity Fund, LLC, representing an aggregate of 545,776 shares, constituting approximately 3.65% of the Issued and Outstanding Shares. As the Managing Member of Ramius Capital Group, LLC, C4S & Co., LLC may be deemed to beneficially own the 90,323 shares and the 455,453 shares, respectively, of Common Stock owned by Parche, LLC and Starboard Value & Opportunity Fund, LLC, representing an aggregate of 545,776 shares, constituting approximately 3.65% of the Issued and Outstanding Shares. As the Managing Members of C4S & Co., LLC, each of Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss may be deemed to beneficially own the 90,323 shares and the 455,453 shares, respectively, of Common Stock owned by Parche, LLC and Starboard Value &

Opportunity Fund, LLC, representing an aggregate of 545,776 shares, constituting approximately 3.65% of the Issued and Outstanding Shares. Each of Messrs. Cohen, Stark, Solomon and Strauss share voting and dispositive power with respect to the 90,323 shares and the 455,453 shares, respectively, owned by Parche, LLC and Starboard Value & Opportunity Fund, LLC, by virtue of their shared authority to vote and dispose of such shares. Messrs. Cohen, Stark, Solomon and Strauss disclaim beneficial ownership of such shares.

      As of the date of this Amendment No. 2, RJG Capital Partners, L.P. beneficially owns 1,900 shares of Common Stock, constituting approximately 0.01% of the Issued and Outstanding Shares. As the general partner of RJG Capital Partners, L.P., RJG Capital Management, LLC may be deemed to beneficially own the 1,900 shares owned by RJG Capital Partners, L.P., constituting approximately 0.01% of the Issued and Outstanding Shares. As the managing member of RJG Capital Management, LLC, which in turn is the general partner of RJG Capital Partners, L.P., Mr. Gross may be deemed to beneficially own the 1,900 shares owned by RJG Capital Partners, L.P., constituting approximately 0.01% of the Issued and Outstanding Shares. Mr. Gross has sole voting and dispositive power with respect to the 1,900 shares owned by RJG Capital Partners, L.P. by virtue of his authority to vote and dispose of such shares. Mr. Gross disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

      The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

      (b) Each of the Reporting Entities may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph
(a), with the exception of Messrs. Cohen, Stark, Solomon and Strauss, who have shared authority to vote and dispose of the shares reported as beneficially owned by them. Messrs. Cohen, Stark, Solomon and Strauss disclaim beneficial ownership of such shares. With the exception of Messrs. Cohen, Stark, Solomon and Strauss, each of the other Reporting Entities may be deemed to have sole voting and dispositive power with respect to the shares each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Entities within the same chain of ownership report sole voting and dispositive power with respect to such shares. Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on such person's relationship to the other Reporting Entities within the same chain of ownership. Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

      Item 6 of the Statement is hereby amended and supplemented as follows:

      Barington Companies Advisors, LLC is compensated for its services as the general partner of Barington Investments, L.P. by an affiliate of Millennium Partners, L.P., the limited partner, pursuant to a separate agreement.

Item 7.     Material to be Filed as Exhibits.

99.3 Agreement of Joint Filing among Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Companies Offshore Fund, Ltd., Barington Investments, L.P., Barington Companies Advisors, LLC, Barington Capital Group, L.P., LNA Capital Corp., James Mitarotonda, Parche, LLC, Starboard Value & Opportunity Fund, LLC, Admiral Advisors, LLC, Ramius Capital Group, LLC, C4S & Co., LLC, Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon, Thomas W. Strauss, Millenco, L.P., Millennium Management, L.L.C., Israel A. Englander, RJG Capital Partners, L.P., RJG Capital Management, LLC and Ronald Gross dated March 17, 2006. (The Agreement of Joint Filing that was previously filed has been superseded and replaced by the attached Agreement of Joint Filing, which is in full force and effect.)

                                   SIGNATURES
                                   ----------

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  March 17, 2006

                              BARINGTON COMPANIES EQUITY PARTNERS, L.P.
                              By:   Barington Companies Investors, LLC,
                                    its general partner

                              By:   /s/ James A. Mitarotonda
                                    -------------------------------------------
                              Name:  James A. Mitarotonda
                              Title: Managing Member

                              BARINGTON COMPANIES INVESTORS, LLC

                              By:   /s/ James A. Mitarotonda
                                    -------------------------------------------
                              Name:  James A. Mitarotonda
                              Title: Managing Member

                              /s/ James A. Mitarotonda
                              -------------------------------------------------
                              James A. Mitarotonda

                              BARINGTON COMPANIES OFFSHORE FUND, LTD. (BVI)

                              By:   /s/ James A. Mitarotonda
                                    -------------------------------------------
                              Name:  James A. Mitarotonda
                              Title: President

                              BARINGTON INVESTMENTS, L.P.
                              By: Barington Companies Advisors, LLC, its general
                                  partner

                              By: /s/ James A. Mitarotonda
                                  ----------------------------------------------
                              Name:  James A. Mitarotonda
                              Title: Authorized Signatory

                              BARINGTON COMPANIES ADVISORS, LLC

                              By:   /s/ James A. Mitarotonda
                                    --------------------------------------------
                              Name:  James A. Mitarotonda
                              Title: Authorized Signatory

                              BARINGTON CAPITAL GROUP, L.P.
                              By:   LNA Capital Corp., its general partner

                              By:   /s/ James A. Mitarotonda
                                    --------------------------------------------
                              Name:  James A. Mitarotonda
                              Title: President and CEO


                              LNA CAPITAL CORP.

                              By:   /s/ James A. Mitarotonda
                                    --------------------------------------------
                              Name:  James A. Mitarotonda
                              Title: President and CEO


                              PARCHE, LLC
                              By:   Admiral Advisors, LLC, its managing member


                              STARBOARD VALUE & OPPORTUNITY FUND, LLC
                              By:   Admiral Advisors, LLC, its managing member


                              ADMIRAL ADVISORS, LLC
                              By:   Ramius Capital Group, LLC its sole member


                              RAMIUS CAPITAL GROUP, LLC
                              By:   C4S & Co., LLC, its Managing Member


                              C4S & CO., LLC

                              By:   /s/ Jeffrey M. Solomon
                                    --------------------------------------------
                              Name:  Jeffrey M. Solomon
                              Title: Authorized Signatory


                              /s/ Jeffrey M. Solomon
                              --------------------------------------------------
                              Jeffrey M. Solomon, individually and as
                              attorney-in-fact for Peter A. Cohen, Morgan B. Stark, and Thomas W. Strauss

                              MILLENCO, L.P.
                              By: Millennium Management, L.L.C., its general partner

                              By:   /s/ Terry Feeney
                                    --------------------------------------------
                              Name:  Terry Feeney
                              Title: Chief Operating Officer

                              MILLENNIUM MANAGEMENT, L.L.C.

                              By:   /s/ Terry Feeney
                                    --------------------------------------------
                              Name:  Terry Feeney
                              Title: Chief Operating Officer

                              /s/ Israel A. Englander
                              -------------------------------------------------
                              Israel A. Englander

                              RJG CAPITAL PARTNERS, L.P.

                              By:   RJG Capital Management, LLC, its general
                                    partner

                              By: /s/ Ronald J. Gross
                                  ---------------------------------------------
                              Name:  Ronald J. Gross
                              Title: Managing Member

                              RJG CAPITAL MANAGEMENT, LLC


                              By: /s/ Ronald J. Gross
                                  ---------------------------------------------
                              Name:  Ronald J. Gross
                              Title: Managing Member


                              /s/ Ronald J. Gross
                              --------------------------------------------------
                              Ronald J. Gross

                                   SCHEDULE I

     Directors and Officers of Barington Companies Offshore Fund, Ltd. (BVI)


Name and Position        Principal Occupation       Principal Business Address
-----------------        --------------------       --------------------------

James A. Mitarotonda     Chairman of Barington          888 Seventh Avenue
Director and President   Capital Group, L.P.            17th Floor
                                                        New York, NY 10019

Sebastian E. Cassetta    Executive Vice President and   888 Seventh Avenue
Director                 Chief Operating Officer of     17th Floor
                         Barington Capital Group, L.P.  New York, NY 10019

Graham Cook              Director/Manager, Corporate    Bison Court
Director                 Services of Byson Financial    P.O. Box 3460
                         Services, Ltd.                 Road Town, Tortola
                                                        British Virgin Islands

Forum Fund Services,     Fund Administration            Washington Mall 1, 3rd
Ltd.                                                    Flr.
Secretary                                               Church Street22
                                                        Hamilton HM11, Bermuda

Melvyn Brunt             Chief Financial Officer of     888 Seventh Avenue
Treasurer                Barington Capital Group, L.P.  17th Floor
                                                        New York, NY 10019

                                   SCHEDULE II

                          Officers of LNA Capital Corp.

Name and Position         Principal Occupation        Principal Business Address
-----------------         --------------------        --------------------------

James A. Mitarotonda      Chairman of Barington       888 Seventh Avenue
President and CEO         Capital Group, L.P.         17th Floor
                                                      New York, NY 10019

Sebastian E. Cassetta     Executive Vice President    888 Seventh Avenue
Secretary                 and Chief Operating         17th Floor
                          Officer of Barington        New York, NY 10019
                          Capital Group, L.P.

Melvyn Brunt              Chief Financial Officer of  888 Seventh Avenue
Treasurer                 Barington Capital Group,    17th Floor
                          L.P.                        New York, NY 10019

                                  SCHEDULE III

        This schedule sets forth information with respect to each purchase of Common Stock which was effectuated by a Reporting Entity since the filing of the Statement. All transactions were effectuated in the open market through a broker except to the extent set forth in Item 3 above.

Shares purchased by Barington Companies Equity Partners, L.P.

             Number of
Date           Shares         Price Per Share            Cost(*)
----         ---------        ---------------         ------------
4/29/2005        20             $11.800                $236.00
10/11/2005       3,640          $13.165                $47,920.60
10/12/2005       2,480          $13.196                $32,726.08


Shares purchased by Barington Companies Offshore Fund, Ltd. (BVI)

              Number of
Date            Shares        Price Per Share            Cost(*)
----          ----------      ---------------         -------------
4/29/2005        20             $11.800                $236.00
10/11/2005       2,730          $13.165                $35,940.45
10/12/2005       1,860          $13.196                $24,544.56
3/14/2006        3,300          $14.751                $48,678.30
3/15/2006        100,000        $14.901                $1,490,100.00


Shares purchased (sold) on behalf of Millenco, L.P.

             Number of
Date           Shares         Price Per Share           Cost(*)
----         ----------       ---------------         -----------
4/29/2005       60              $11.800                $708.00
10/11/2005      2,730           $13.165                $35,940.45
10/12/2005      1,860           $13.196                $24,544.56
3/15/2006       21,700          $14.901                $323,351.70
3/16/2006      (115,197)        $15.430                $(1,777,489.71)


Shares purchased by Barington Investments, L.P.

             Number of
Date           Shares         Price Per Share           Cost(*)
----         ---------        ---------------         -----------
3/16/2006      115,197          $15.430                $1,777,489.71

----------

(*)    Excludes commissions and other execution-related costs.